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Attn: J. Nolan McWilliams	Madrid	Washington, D.C.
Milan

Re:	Delphi Jersey Holdings plc

Form 10-12B

Filed June 9, 2017

File No. 001-38110

Dear Mr. McWilliams:

On behalf of our client, Delphi Jersey Holdings plc (“DPS” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 6, 2017 (the “Comment Letter”), regarding the Company’s Registration Statement on Form 10-12B filed on June 9, 2017 (the “Registration Statement”). In connection with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and has forwarded four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement filed on June 9, 2017. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Exhibit 99.1

Reasons for the Separation, page 2

1.	You state that one of the reasons for the separation is for strategic focus by each of DPS and Delphi. Please briefly explain the differences between DPS and Delphi in terms of operating priorities and strategies.

August 11, 2017

Response: The Company has revised the Information Statement on pages 2 and 53 in response to the Staff’s comment.

Questions and Answers about Us and the Separation

What are the material U.S. federal income tax consequences of the distribution? Page 10

2.	Please revise the statement that “[i]nformation regarding tax matters . . . is for general information purposes only” to remove the implication that investors are not entitle to rely on the disclosure in the information statement.

Response: The Company has revised the Information Statement on page 10 in response to the Staff’s comment.

Risk Factors, page 17

3.	To the extent material, please include a separate risk factor to address the risk that some of your officers and directors are not citizens of the United States or reside in the United States, and that it may be difficult to enforce judgments of a U.S. court against you or your officers and directors. For example, we note your disclosure that Mr. Butterworth is a Luxembourg employee on page 118.

Response: The Company has revised the Information Statement on page 25 in response to the Staff’s comment.

Our Separation From Delphi

General, page 40

4.	Please disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.

Response: The Company has revised the Information Statement on page 40 in response to the Staff’s comment.

Treatment of Equity-Based Compensation, page 41

5.	We note your disclosure on page 41 regarding the expected adjustment or conversion of Delphi outstanding restricted stock units held by DPS employees. Please include similar disclosures in MD&A and in the notes to the pro-forma financial statements including a discussion of any material compensation expense that may be incurred as a result of modifying such awards.

Response: In response to the Staff’s comment, the Company has revised the Information Statement on page 101 to include disclosure related to the anticipated adjustment or conversion of outstanding Delphi restricted stock units into awards with respect to DPS ordinary shares within the MD&A section of the Information Statement. The Company has included within this disclosure that it does not currently

August 11, 2017

anticipate incurring material additional compensation expense as a result of modifying such awards. Upon actual adjustment or conversion, to the extent such amounts will be materially different from those reflected in the historical combined financial statements, the Company will consider reflecting an adjustment within the unaudited pro forma condensed combined financial statements and including appropriate related disclosure in the notes to the unaudited pro forma condensed combined financial statements in one or more future amendments to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Footnote (B), page 63

6.	Please tell us how these pro forma adjustments are factually supportable and directly attributable to the transaction. In this regard, please revise to clearly explain how you calculated or determined the amount of each adjustment. Please consider referencing the significant terms and amounts included in the relevant separation related agreements, as well as the time period the agreement will cover.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that concurrent with, and as a direct result of, the separation, we expect that DPS will enter into agreements with Delphi Automotive PLC whereby Delphi Automotive PLC will produce certain products for DPS at terms to be agreed-upon. At this time, the Company continues to develop the agreements to be put in-place between Delphi and DPS, including the specific terms and conditions of these agreements. The Company expects that certain of these agreements will include items that are directly attributable to the transaction, will have a continuing impact on DPS and that are factually supportable, which will be reflected in this adjustment. However, at this time the final characteristics of the agreements are not known. The Company will revise the explanation for this pro forma adjustment in future Amendments to provide further detail of how the pro forma adjustments were calculated or determined, with appropriate reference to the significant terms, amounts and time periods included in the separation-related agreements as the terms of these agreements are finalized, to the extent that information is meaningful.

Footnote (F), page 63

7.	We note in footnote (F) the number of shares used to compute diluted earnings per share will include any shares to be issued upon the exercise of all dilutive outstanding options. Please confirm if you have any outstanding options as of any of the periods included in your historical financial statements.

Response: The Company advises the Staff that it did not have any outstanding stock options as of any of the periods included in the historical financial statements. Accordingly, the Company has revised this footnote (now footnote (G)) on page 63 of the Information Statement in order to remove the reference to potential shares to be issued upon the exercise of dilutive outstanding options.

August 11, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

8.	We note from your disclosure on page 8 that following the distribution, you will enter into a Separation and Distribution Agreement to effect the separation and distribution, a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and certain other agreements that will govern the relationship between DPS and Delphi subsequent to the completion of the separation and distribution and provide for the allocation between DPS and Delphi of Delphi’s assets, liabilities and obligations attributable to periods prior to the separation from Delphi. Once the terms of these agreements have been determined, please revise your disclosure in your MD&A section to discuss the significant amounts and terms related to these agreements.

Response: The Company acknowledges the Staff’s comment, and will include appropriate disclosure within the MD&A section of one or more future amendments to the Registration Statement of significant terms and conditions of separation-related agreements, including any expected significant and meaningful financial impacts, that the Company enters into with Delphi. At this time, the Company continues to develop the separation-related agreements to be put in place between Delphi and DPS.

Results of Operations, page 69

9.	Please revise your discussion of the change in income statement line items in each period to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes. In this regard, we note that you quantify changes due to volume (net of contractual price reductions), foreign exchange and other. However, in light of the fact that it appears from your disclosure on page 70 that volume refers to several types of changes, such as OEM production schedule changes, vehicle sales mix, and net new/lost business, in addition to the fact that contractual price reductions are factored into the amount, we believe that additional detailed discussion regarding the reasons for the changes in volumes would be beneficial. Also, any changes due to selling price should also be discussed. Please revise accordingly. Refer to Instruction 4 to Item 303(A) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

Response: The Company has revised the Information Statement on pages 80, 81, 86 and 87 in response to the Staff’s comment.

Table of Contractual Commitments, page 89

10.	We note that your table of contractual obligations and commitments is presented as of December 31, 2016. In light of the intention to enter into debt financing arrangements prior to or as part of the separation, please consider adding a note or revising to include a pro forma table of contractual obligations which reflects the timing of payments, if significant, related to the new arrangements.

August 11, 2017

Response: In response to the Staff’s comment the Company has revised the Information Statement on page 92 to add disclosure to this section that we intend to enter into certain financing arrangements prior to or concurrently with the separation. A description of such financing arrangements and any material impacts on the Company’s contractual commitments, including the timing of payments due under such financing arrangements, will be included in one or more future amendments to the Registration Statement.

Combined Statements of Cash Flows, page F-6

11.	We note that within the cash flows from operating activities section of your cash flow statement, you have an “other, net” line item within changes in operating assets and liabilities that represents a significant portion of your net cash provided by operating activities. For each of the three years presented, please revise to break out any significant amounts included in this line item, or alternatively, explain to us what this amount represents.

Response: The Company has revised the Information Statement on page F-6 in response to the Staff’s comment. Specifically, the Company has revised the Combined Statements of Cash Flows for each of the periods presented to reclassify certain amounts previously included in the “other, net” line item to other line items within the changes in operating assets and liabilities section; specifically to the “other assets” and “accrued and other long-term liabilities” line items. Subsequent to this revision, the amounts within the “other, net” line item principally include the effect of exchange rate fluctuations on the operating assets and liabilities line items included within operating activities, which have no impact on net cash provided by operating activities for any period presented. The other remaining items within the “other, net” line item do not include any significant amounts.

Notes to the Audited Financial Statements

Note 17. Segment Reporting, page F-39

12.	We note from your disclosure in Note 17 it appears that each of your segments manufactures or sells a variety of products and services such as fuel injections systems, powertrain products, electronic control modules, power electronics solutions, and various aftermarket products and services. Please revise Note 17 to disclose revenue from external customers for each product or service or each group of similar products and services as required by ASC 280-10-50-40.

Response: The Company has revised the Information Statement on page F-43 in response to the Staff’s comment.

August 11, 2017

If you have any questions regarding the foregoing responses or Amendment No. 1 or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosures

cc:	Liam Butterworth, President and Chief Executive Officer, Delphi Jersey Holdings plc

David M. Sherbin, Director, Delphi Jersey Holdings plc